Filed Pursuant to Rule 433
Registration No. 333-157649
Dated September 22, 2010
7%Senior Notes due 2050

Issuer:	American Financial Group, Inc.

Ratings*:	Baa2 (Stable) (Moody’s) / BBB (Pos) (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Par Amount:	$25

Size:	$132,000,000

Trade Date:	September 22, 2010

Settlement Date:	September 27, 2010 (T+3)

Maturity Date:	September 30, 2050

Coupon:	7%

Optional Redemption:	We may redeem the notes, in whole or in part, on or after September 30, 2015 at our option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption

Interest Payment Dates:	March 30, June 30, September 30, and December 30 beginning December 30, 2010

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFQ

Price to Public:	100.00%

Purchase Price:	97.150%

Net Proceeds:	$128,234,438

Underwriting Discounts & Commissions:

3.150% for retail orders ($3,083,063 total)

2.000% for institutional orders ($682,500 total)

CUSIP / ISIN:	025932302 / US0259323022

Joint Book-Running Managers:	Banc of America Securities LLC

Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan

Co-Managers:	Huntington Investment Company
KeyBanc Capital Markets
PNC Capital Markets LLC
Raymond James
RBC Capital Markets
US Bancorp
Each of Joseph P. Rouse and Paul V. Muething, partners of Keating Muething & Klekamp PLL, counsel to American Financial Group, Inc., serves as trustee of trusts which hold 4,640,501 and 4,595,324 shares, respectively, of AFG Common Stock for the benefit of members of the Lindner family. Each of Mr. Rouse and Mr. Muething has sole voting and dispositive power over the shares as trustee, but has no financial interest in such shares.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322, or Wells Fargo Securities, LLC, toll-free at (800) 326-5897.